Exhibit 99.1

Dejour Energy Reports Q1 2012 Revenue of $1.93 Million

50% Oil Production Increase Q1 2012 vs Q1 2011

Vancouver, British Columbia, May 15, 2012 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the first quarter period ended March 31, 2012.

Co-Chairman and CEO Robert Hodgkinson states, "2012 represents a period of renewed growth for Dejour as we undertake the initial development of our valuable 'liquids-rich' project at Kokopelli. We are confident that the production expansion focused on oil and natural gas liquids (NGL’s) being high-lighted this year at both Woodrush and Kokopelli will result in compelling investment returns for all stakeholders. The anticipated rewards from these projects, coupled with new initiatives showcasing the Company’s South Rangely and North Rangely projects, presents a now condensed timeline for real growth."

Q1 2012 Highlights

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives that resulted in:

1.	Successfully completed and tied into production the 3rd oil well at the Company’s Woodrush property.
2.	Successfully formed a federal unit containing the leases adjacent to the lease on which the discovery (Federal 36-24A) well was drilled at South Rangely in 2011.

3.	Completed construction of the first drilling pad in the Kokopelli Field.

Near-Term Corporate Objectives

•	Maximize oil production at the Woodrush Project;

•	Close project debt funding commitment for the initial drilling at Kokopelli as a flexible credit facility;

•	Continue pre-drill operations at Kokopelli in preparation for Q2 2012 drilling; and

•	Prepare to advance the South Rangely project:

o	Hook up the discovery well (Federal 36-24A)
o	Drill a HZ confirmation well

Summary of Selected Financial Highlights

	Three months ended March 31,
	2012	2011
	$	$
Gross Revenues	1,928,000	1,584,000
Operating Cash Flow (1)	(468,000)	(495,000)
Operating Loss (1)	(1,455,000)	(1,196,000)
EBITDA (1)	462,000	(1,305,000)
Adjusted EBITDA (1)	(348,000)	(242,000)
Net Loss	(354,000)	(2,079,000)
Net loss per share	(0.003)	(0.018)

(1) A non-GAAP measure, which is defined in the “Non-GAAP Measures” section of this news release.

Summary of Selected Operational Highlights

DEAL Production and Netback Summary
	Three months ended March 31,
	2012	2011
Production Volumes:
Oil and natural gas liquids (bbls/d)	204	136
Gas (mcf/d)	1,271	1,630
Total (BOE/d)	416	408

Average Price Received:
Oil and natural gas liquids ($/bbls)	88.46	82.51
Gas ($/mcf)	2.47	3.89
Total ($/BOE)	50.95	43.13

Royalties ($/BOE)	8.73	5.68

Operating and Transportation Expenses ($/BOE)	25.15	13.37

Netbacks ($/BOE)	17.07	24.08

Revenue

For the three months ended March 31, 2012 (“Q1 2012”), the Company recorded $1,928,000 in oil and natural gas sales as compared to $1,584,000 in oil and natural gas sales for the three months ended March 31, 2011 (“Q1 2011”). The increase in gross revenues was due to higher oil production and realized oil prices in the current quarter.

Net Loss and Operating Loss

The Company’s net loss for the current quarter was $354,000 or $0.003 per share, compared to a net loss of $2,079,000 or $0.018 per share for the same quarter in 2011. The decrease in net loss was primarily due to the increase in revenues and non-cash valuation gain of $1,110,000 on warrant liability. This was partly offset by the increase in operating and transportation expenses.

The Company’s operating loss for the current quarter was $1,455,000, compared to $1,196,000 for Q1 2011. The increase was primarily due to the increase in operating and transportation expenses. This was partly offset by the increase in revenues.

Cash Balance and Bank Line of Credit

The Company had cash and cash equivalents of $1,343,000 as at March 31, 2012. In addition to the cash balance, the Company has an unused line of credit limit of $900,000 from a Canadian Bank.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”). The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently).

Subsequent to March 31, 2012, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before September 30, 2012. As at March 31, 2012, a total of $6.1 million of this facility was utilized.

SELECTED FINANCIAL HIGHLIGHTS (See “Non-GAAP Measures” section below for explanations)

Operating Cash Flow

	Three months ended March 31,
	2012	2011
	$	$
Cash flows from (used in) operating activities - GAAP	(1,119,000)	(833,000)
Less: changes in non-cash operating working capital	(651,000)	(338,000)
Operating Cash Flow - Non-GAAP	(468,000)	(495,000)

Operating Netback

	Three months ended March 31,
	2012	2011
	$	$
Gross Revenues	1,928,000	1,584,000
Less: Royalties	(331,000)	(237,000)
Less: Operating and transportation	(952,000)	(507,000)
Operating Netback	645,000	840,000

Operating Loss

	Three months ended March 31,
	2012	2011
	$	$
Net loss	(354,000)	(2,079,000)
Add back (losses) and deduct gains:
Impairment losses	9,000	9,000
Change in fair value of warrant liability	(1,110,000)	874,000
Operating Loss	(1,455,000)	(1,196,000)

EBITDA

	Three months ended March 31,
	2012	2011
	$	$
Net loss	(354,000)	(2,079,000)
Deferred tax recovery	-	(187,000)
Finance costs	125,000	243,000
Amortization, depletion and impairment losses	691,000	718,000
EBITDA	462,000	(1,305,000)

Adjusted EBITDA

	Three months ended March 31,
	2012	2011
	$	$
EBITDA	462,000	(1,305,000)
Adjustments:
Stock-based compensation	300,000	189,000
Change in fair value of warrant liability	(1,110,000)	874,000
Adjusted EBITDA	(348,000)	(242,000)

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash operating working capital items.

Operating Netback is a non-GAAP measure defined as gross revenues less royalties and operating and transportation expenses.

Operating Loss is a non-GAAP measure defined as net loss excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

EBITDA is a non-GAAP measure defined as net loss before income tax expense, finance costs, and amortization, depletion and impairment losses.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP such as Operating Cash Flow, Operating Netback, Operating Loss, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Consolidated Financial Statements

The Company’s consolidated financial statements and management discussion & Analysis (“MD&A”) for the three months ended March 31, 2012 are available at the Company’s website at: http://www.dejour.com and http://www.sedar.com.

The Company had adjusted the March 31, 2011 comparative figure in the line item "changes in non-cash working capital" in its statement of cash flows. Accordingly, cash flows from (used in) operating activities for the three months ended March 31, 2011 have been decreased by $1,652,825 and cash flows from (used in) investing activities have been increased by $1,652,825. This adjustment had no impact on reported assets (including cash and cash equivalents), liabilities, shareholders’ equity, revenues, expenses, net and comprehensive loss for the period or net loss per common share basic and diluted. Please refer to Note 14 of the interim condensed consolidated financial statements for the three months ended March 31, 2012 for details.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 100,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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